AAP 3/11/03

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03012250

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

RECEIVED FEB 26 2003 161 SECTION MAIL PROCESSING WASH. D.C.

SEC FILE NUMBER
8 – 47773

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2002** AND ENDING **DECEMBER 31, 2002**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

E & J SECURITIES CORP. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o GETTENBERG CONSULTING, 65 BROADWAY, SUITE 1004

NEW YORK,	**NEW YORK**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA GETTENBERG **(212) 668 - 8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

MAR 12 2003

OATH OR AFFIRMATION

I, ***EDWARD M. CURRAN,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***E & J SECURITIES CORP.,*** as of ***DECEMBER 31, 2002,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X Edward M. Curran
Signature

President
Title

X Christine Cooper
Notary Public

CHRISTINE COOPER
Notary Public, State of New York
No. 01CO6085064
Qualified in Queens County
Commission Expires Dec. 23, 2006

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION: ***E & J SECURITIES CORP. INC.***

ADDRESS: ***c/o Gettenberg Consulting, 65 Broadway, Suite 1004, New York, NY 10006***

DATE: **DECEMBER 31, 2002**

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED members or allied members of ***E & J SECURITIES CORP.,*** have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2002** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

I, ***EDWARD M. CURRAN,*** swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***E & J SECURITIES CORP.,*** as of ***DECEMBER 31, 2002***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

Pres + CEO

(Title)

(Notary Public)

CHRISTINE COOPER
Notary Public, State of New York
No. 01CO6085064
Qualified in Queens County
Commission Expires Dec. 23, 2006

E & J SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

E & J SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 57,471
Due from broker	77,416
Commissions receivable	324,931
Equipment - net of accumulated depreciation of $21,706	-
Due from stockholder	118,036
Other assets	37,893
Total assets	$615,747

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$367,816
Bank loan payable (Note 5)	70,074
Total liabilities	437,890
Commitments and Contingencies (Notes 6 and 7)	
Stockholder's equity (Note 8)	
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	10,000
Additional paid-in capital	580,188
Retained earnings	(412,331)
Total stockholder's equity	177,857
Total liabilities and stockholder's equity	$615,747

The accompanying notes are an integral part of this statement.

E & J SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 1 - Nature of Business

E & J Securities Corp. (The "Company") is a New York State corporation formed in 1994, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). Operations include the execution of transactions for non-member organizations by means of a direct phone access system.

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) ***Income Taxes***
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the year ended December 31, 2002 was $120,000.

Note 4- Grant

In 2002, the Company received $84,232 of grants awarded under the World Trade Center Business Recovery Grant Program. This grant was for certain companies located in lower Manhattan on September 11, 2001.

Note 5 - Bank Loan Payable

The Company has a $82,500 bank line of credit from which was drawn down $70,074 at December 31, 2002. The loan is payable over three years. Interest is calculated at prime plus one percent and at December 31, 2002 the interest rate was 5.25%.

Note 6 - Commitments

Seat Lease
The Company leases two seats on the New York Stock Exchange. One lease expires in December 2003 and calls for payments of $27,250 per month. The second lease expires in April 2003 and calls for payments of $27,750 per month.

Office Lease
The Company leases its premises under a lease expiring October 31, 2004. At December 31, 2002, the minimum rental commitment before escalations under the lease is as follows:

Year	Amount
2003	$50,505
2004	$42,088

Note 7 - Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

Note 7 - Financial Instruments With Off-Balance Sheet Credit Risk (continued)

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2002, the Company had net capital of $191,181, which was $153,672 in excess of its required net capital of $37,509. The Company's net capital ratio was 294.30%.

A copy of the Firm's statement of Financial Condition as of December 31, 2002, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
E & J Securities Corp.
c/o Gettenberg Consulting
65 Broadway, Suite 1004
New York, NY 10006

We have audited the accompanying statement of financial condition of E & J Securities Corp. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of E & J Securities Corp. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 14, 2003